QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENT

	Three Months Ended March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(dollars in thousands)
Earnings:
Income before income taxes	$3,036	$2,612	$11,551	$11,970	$12,715	$11,913	$7,993
Fixed charges, excluding preferred stock dividend requirement	6,604	5,414	23,676	23,729	17,880	8,008	4,328

Total earnings including fixed charges(a)	$9,640	$8,026	$35,227	$35,699	$30,595	$19,921	$12,321

Fixed charges:
Interest on deposits	$5,557	$4,428	$19,543	$19,810	$15,603	$7,463	$3,755
Interest on customer repurchase agreements and federal funds purchased	281	394	1,406	1,887	1,199	350	105
Interest on short-term borrowings	40	190	399	611	639	195	171
Interest on long-term borrowings deposits	726	402	2,328	1,421	439	—	297
Preferred stock dividend requirements (pre-tax)	907	—	275	—	—	—	—

Total fixed charges(b)	$7,511	$5,414	$23,951	$23,729	$17,880	$8,008	$4,328

Ratio of earnings to fixed charges and preferred stock dividend requirement (pre-tax)(a/b)	1.28	1.48	1.47	1.50	1.71	2.49	2.85
Earnings, excluding interest on deposits:
Total earnings including fixed charges	$9,640	$8,026	$35,227	$35,699	$30,595	$19,921	$12,321
Less interest on deposits	5,557	4,428	19,543	19,810	15,603	7,463	3,755

Total earnings excluding interest on deposits(c)	$4,083	$3,598	$15,684	$15,889	$14,992	$12,458	$8,566

Fixed charges, excluding interest on deposits:
Total fixed charges	$7,511	$5,414	$23,951	$23,729	$17,880	$8,008	$4,328
Less interest on deposits	5,557	4,428	19,543	19,810	15,603	7,463	3,755

Total fixed charges, excluding interest on deposits(d)	$1,954	$986	$4,408	$3,919	$2,277	$545	$573

Ratio of earnings to fixed charges and preferred stock dividend requirement (pre-tax), excluding interest on deposits(c/d)	2.09	3.65	3.56	4.05	6.58	22.86	14.95

QuickLinks

  EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENT